SEC FILE NUMBER:  0-22497
                                                    CUSIP NUMBER:

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K    [ ] Form 20-F
              [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR


              For Period Ended: August 31, 2002
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:_____________________________


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I - REGISTRANT INFORMATION


  LIFESMART NUTRITION TECHNOLOGIES, INC.
______________________________________________________________________________
Full Name of Registrant

______________________________________________________________________________
Former Name if Applicable


  8 East Broadway, Suite 200
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

  Salt Lake City, Utah 84111
______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |

[x] | (b) The subject annual report, semi-annual report; transition report on
    |     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
    |     filed on or before the fifteenth calendar day following the
    |     prescribed due date; or the subject quarterly report of transition
    |     report on Form 10-Q, or portion thereof will be filed on or before
    |     the fifth calendar day following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The President of one of the Company's subsidiaries, G.S. & C., Inc., has been out of town and unavailable until just recently. The Company's Chief Financial Officer just received the quarterly financial information for G.S.& C., Inc. which he is now consolidating into the Company's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Raymond J. Woolston          (801)               596-322
      __________________________ ___________ ___________________________
         (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been
      filed?  If answer is no, identify report(s).    [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?   [X] Yes   [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      LifeSmart Nutrition Technologies, Inc. anticipates reporting an estimated $50,000 increase in net sales and an estimated $200,000 to $225,000 increase in net loss for the three months ended August 31, 2002. The increase in net loss is largely attributable to increased interest expense incurred by the Company.

______________________________________________________________________________



              LifeSmart Nutrition Technologies,  Inc.
           ___________________________________________
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   October 15, 2002            By     /s/ Raymond J. Woolston
                                   ________________________________________
                                      Raymond J. Woolston, Chief Financial
                                      Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).